 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hirsch, Didier (Last) (First) (Middle) 395 Page Mill Road, MS A3-18 (Street) Palo Alto, CA 94306 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) April 15, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Agilent Technologies, Inc.   (A)
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President and Controller
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	10,842.61	D
Common Stock	100.00	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Hirsch, Didier - April 15, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Employee Stock Option (right to buy) (1)	02/12/2000 (2) | 02/11/2009	Common Stock - 7,157.00	$43.71	D
Employee Stock Option (right to buy) (1)	02/04/2001 (2) | 02/03/2010	Common Stock - 30,000.00	$76.38	D
Employee Stock Option (right to buy) (1)	05/17/2003 | 05/16/2010	Common Stock - 100.00	$80.28	D
Employee Stock Option (right to buy) (1)	11/13/2001 (2) | 11/12/2010	Common Stock - 40,000.00	$39.41	D
Employee Stock Option (right to buy) (1)	11/26/2002 (2) | 11/25/2011	Common Stock - 41,000.00	$25.67	D
Employee Stock Option (right to buy) (1)	11/19/2003 (2) | 11/18/2012	Common Stock - 25,000.00	$15.89	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: Marie Oh Huber / Attorney-in-fact ________________________________ 04-15-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Hirsch, Didier - April 15, 2003
Form 3 (continued)
FOOTNOTE Descriptions for Agilent Technologies, Inc. (A)

Form 3 - April 2003

Didier Hirsch
395 Page Mill Road, MS A3-18

Palo Alto, CA 94306
Explanation of responses:

(1)   Right to buy Agilent Technologies, Inc. common stock granted under the Agilent Technologies, Inc. 1999 Stock Plan complying with Rule 16b-3.
(2)   The option is exercisable in four equal annual installments beginning on the first anniversary of the date of the grant. The first vesting date is stated.

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